Alcon Reports Second-Quarter 2024 Results with Strong Growth in Implantables and Contact Lenses
•Record Q2 2024 sales of $2.5 billion, up 3%, or 6% constant currency1 (cc)
•Q2 2024 diluted EPS of $0.45, up 32%, or 47% cc; core diluted EPS2 of $0.74, up 7%, or 15% cc
•H1 2024 cash from operations of $871 million; free cash flow3 of $667 million, up $478 million, or 253%
•Received U.S. FDA clearance of Unity VCS/CS and PDUFA date for AR-15512 of May 30th, 2025
Ad Hoc Announcement Pursuant to Art. 53 LR
Geneva, August 20, 2024 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and six month periods ending June 30, 2024. For the second quarter of 2024, sales were $2.5 billion, an increase of 3% on a reported basis and 6% on a constant currency basis1, as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.45 and core diluted earnings per share2 of $0.74 in the second quarter of 2024.
"We are pleased with our solid second-quarter results, which were driven by robust demand for our innovative products, our balanced geographic footprint and strong execution by our team. These factors contributed to another quarter of sales and earnings growth and robust cash generation," said David J. Endicott, Alcon's Chief Executive Officer. "As we look to the second half of the year, our focus will be on preparing for product launches that will position us well for our next phase of growth in 2025 and beyond."
Second-quarter and first-half 2024 key figures

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Net sales ($ millions)	2,482	2,402	4,926	4,735
Operating margin (%)	12.8%	11.2%	13.9%	11.4%
Diluted earnings per share ($)	0.45	0.34	0.95	0.69
Core results (non-IFRS measure)[2]
Core operating margin (%)	19.8%	19.9%	20.9%	20.3%
Core diluted earnings per share ($)	0.74	0.69	1.52	1.39
Cash flows ($ millions)
Net cash flows from operating activities			871	410
Free cash flow (non-IFRS measure)[3]			667	189
1.Constant currency is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.
2.Core results, such as core operating income, core operating margin and core diluted EPS, are non-IFRS measures. Refer to the 'Footnotes' section for additional information.
3.Free cash flow is a non-IFRS measure. Refer to the 'Footnotes' section for additional information.

Second-quarter and first-half 2024 results
Sales for the second quarter of 2024 were $2.5 billion, an increase of 3% on a reported basis and 6% on a constant currency basis, compared to the second quarter of 2023. Sales for the first half of 2024 were $4.9 billion, an increase of 4% on a reported basis and 7% on a constant currency basis, compared to the first half of 2023.
The following table highlights net sales by segment for the second quarter and first half of 2024:

	Three months ended June 30		Change %		Six months ended June 30		Change %
($ millions unless indicated otherwise)	2024	2023	$	cc1 (non-IFRS measure)	2024	2023	$	cc1 (non-IFRS measure)

Surgical
Implantables	464	437	6	9	897	864	4	8
Consumables	736	714	3	5	1,422	1,370	4	6
Equipment/other	223	231	(3)	(1)	442	452	(2)	—
Total Surgical	1,423	1,382	3	6	2,761	2,686	3	6
Vision Care
Contact lenses	636	594	7	9	1,307	1,209	8	10
Ocular health	423	426	(1)	2	858	840	2	5
Total Vision Care	1,059	1,020	4	6	2,165	2,049	6	8
Net sales to third parties	2,482	2,402	3	6	4,926	4,735	4	7
Surgical growth reflects strength in international markets
For the second quarter of 2024, Surgical net sales, which include implantables, consumables and equipment/other, were $1.4 billion, an increase of 3% on a reported basis and 6% on a constant currency basis versus the second quarter of 2023.
•Implantables net sales were $464 million, an increase of 6%. Excluding unfavorable currency impacts of 3%, implantables net sales increased 9% in constant currency. Growth was led by advanced technology intraocular lenses in international markets.
•Consumables net sales were $736 million, an increase of 3%, driven by cataract and vitreoretinal consumables, particularly in international markets, and price increases. Excluding unfavorable currency impacts of 2%, consumables net sales increased 5% constant currency.
•Equipment/other net sales were $223 million, a decrease of 3%. Excluding unfavorable currency impacts of 2%, equipment/other net sales decreased 1% constant currency as the prior year period benefited from strong demand for cataract equipment in international markets.
For the first half of 2024, Surgical net sales were $2.8 billion, an increase of 3% on a reported basis and 6% on a constant currency basis versus the first half of 2023.
Vision Care growth reflects strength in contact lenses
For the second quarter of 2024, Vision Care net sales, which include contact lenses and ocular health, were $1.1 billion, an increase of 4% on a reported basis and 6% on a constant currency basis, versus the second quarter of 2023.
•Contact lenses net sales were $636 million, an increase of 7%, driven by product innovation, including our toric and multifocal modalities, and price increases. Growth was partially offset by unfavorable currency impacts of 2%. Contact lenses net sales increased 9% constant currency.

•Ocular health net sales were $423 million, a decrease of 1%. Excluding unfavorable currency impacts of 3%, ocular health net sales increased 2% in constant currency. This constant currency growth was primarily driven by the portfolio of eye drops, including continued strength from the Systane family of artificial tears. Growth was partially offset by a decline of 4% due to contact lens care, primarily driven by the prior year period benefit from the recovery from supply chain challenges.
For the first half of 2024, Vision Care net sales were $2.2 billion, an increase of 6% on a reported basis and 8% on a constant currency basis versus the first half of 2023.
Operating income
Second-quarter 2024 operating income was $318 million, compared to $270 million in the prior year period. Operating margin increased 1.6 percentage points, reflecting improved underlying operating leverage from higher sales. The prior year period included $26 million for the transformation program which was completed in the fourth quarter of 2023. The second quarter of 2024 included significantly higher inventory provisions in Vision Care due to a supplier-related quality issue which resulted in a negative impact of $30 million or 1.2 percentage points to operating margin. Operating margin was also impacted by higher costs of inventory in Surgical and a negative 1.0 percentage point impact from currency. Operating margin increased 2.6 percentage points on a constant currency basis.
Adjustments to arrive at core operating income2 in the current year period were $173 million, mainly due to $165 million of amortization. Excluding these and other adjustments, second-quarter 2024 core operating income was $491 million.
Second-quarter 2024 core operating margin was 19.8%. Core operating margin decreased 0.1 percentage point, including a negative 0.8 percentage point impact from currency. Core operating margin increased 0.7 percentage points on a constant currency basis, reflecting improved underlying operating leverage from higher sales. The second quarter of 2024 included significantly higher inventory provisions in Vision Care due to a supplier-related quality issue which resulted in a negative impact of $30 million or 1.2 percentage points to core operating margin. There were also higher costs of inventory in Surgical.
First-half 2024 operating income was $686 million and operating margin was 13.9%, which increased 2.5 percentage points on a reported basis and 3.7 percentage points on a constant currency basis. Adjustments to arrive at core operating income in the current year period were $342 million, mainly due to $331 million of amortization. Excluding these and other adjustments, core operating income was $1.0 billion.
First-half 2024 core operating margin was 20.9%, an increase of 0.6 percentage points on a reported basis and 1.6 percentage points on a constant currency basis.
Diluted earnings per share (EPS)
Second-quarter 2024 diluted earnings per share of $0.45 increased 32%, or 47% on a constant currency basis. Core diluted earnings per share of $0.74 increased 7%, or 15% on a constant currency basis.
First-half 2024 diluted earnings per share of $0.95 increased 38%, or 55% on a constant currency basis. Core diluted earnings per share for the first six months of $1.52 increased 9%, or 18% on a constant currency basis.

Cash flow highlights
The Company ended the first six months of 2024 with a cash position of $1.4 billion. Net cash flows from operating activities amounted to $871 million in the first six months of 2024, compared to $410 million in the prior year period. The current year period includes increased collections associated with higher sales, lower taxes paid due to timing of payments and lower transformation payments following completion of the transformation program in the fourth quarter of 2023, partially offset by associate short-term incentive payments, which generally occur in the first quarter and were higher than in the prior year period, and increased payments for operating expenses. The prior period included a cash outflow for a legal settlement. Both periods were impacted by changes in net working capital.
Free cash flow was an inflow of $667 million in the first six months of 2024, compared to $189 million in the prior year period, primarily due to increased cash flows from operating activities.
2024 outlook
The Company updated its 2024 outlook as per the table below.

2024 outlook[4]	as of February	as of May	as of August	Comments
Net sales (USD)	$9.9 to $10.1 billion	$9.9 to $10.1 billion	$9.9 to $10.1 billion	Maintain
Change vs. prior year (cc)[1] (non-IFRS measure)	+6% to +8%	+7% to +9%	+7% to +9%	Maintain
Core operating margin[2] (non-IFRS measure)	20.5% to 21.5%	20.5% to 21.5%	20.5% to 21.5%	Maintain
Interest expense and Other financial income & expense	$190 to $210 million	$180 to $200 million	$160 to $180 million	Decrease
Core effective tax rate[5] (non-IFRS measure)	~20%	~20%	~20%	Maintain
Core diluted EPS[2] (non-IFRS measure)	$3.00 to $3.10	$3.00 to $3.10	$3.00 to $3.10	Maintain
Change vs. prior year (cc)[1] (non-IFRS measure)	+13% to +16%	+15% to +18%	+15% to +18%	Maintain
This outlook assumes the following:
•Aggregated markets grow in line with historical averages (mid-single digits);
•Exchange rates as of the end of July 2024 prevail through year-end;
•Approximately 498 million weighted-averaged diluted shares.

4.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable effort, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the 'Footnotes' section for additional information.
5.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. Refer to the 'Footnotes' section for additional information.

Executive Committee Changes
The Company has made the following changes to its Executive Committee (ECA), which will take effect September 1, 2024:
Ian Bell, currently President, Global Business & Innovation, and a member of the ECA, is named Senior Vice President and Chief Operating Officer (COO). Sue-Jean Lin, currently Senior Vice President, Chief Information and Transformation Officer, will step down from the ECA ahead of her retirement from the Company. Kim Martin, currently Senior Vice President, Chief Human Resources Officer and Corporate Communications, will join the ECA.
Webcast and Conference Call Instructions
The Company will host a conference call on August 21, 2024 at 8:00 a.m. Eastern Daylight Time / 2:00 p.m. Central European Summer Time to discuss its second-quarter 2024 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2024/Alcons-Second-Quarter-2024-Earnings-Conference-Call-2024-gjVAL2EgFs/default.aspx

Footnotes (pages 1-4)
1.Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
2.Core results, such as core operating income, core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
3.Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
4.The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. Refer to the section 'Non-IFRS measures as defined by the Company' for more information.
5.Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain or important facilities, particularly when we single-source or rely on limited sources of supply; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; our ability to manage social impact and sustainability matters; our reliance on outsourcing key business functions; global and regional economic, financial, monetary, legal, tax, political and social change; our success in completing and integrating strategic acquisitions; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; supply constraints and increases in the cost of energy; our ability to attract and retain qualified personnel; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currency and free cash flow.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currency
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.

Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended June 30				Six months ended June 30
($ millions unless indicated otherwise)	2024		2023		2024		2023

United States	1,141	46%	1,105	46%	2,290	46%	2,183	46%
International	1,341	54%	1,297	54%	2,636	54%	2,552	54%
Net sales to third parties	2,482	100%	2,402	100%	4,926	100%	4,735	100%

Consolidated Income Statement (unaudited)

	Three months ended June 30		Six months ended June 30
($ millions except earnings per share)	2024	2023	2024	2023
Net sales to third parties	2,482	2,402	4,926	4,735
Other revenues	14	20	29	39
Net sales and other revenues	2,496	2,422	4,955	4,774
Cost of net sales	(1,108)	(1,040)	(2,171)	(2,070)
Cost of other revenues	(14)	(19)	(28)	(36)
Gross profit	1,374	1,363	2,756	2,668
Selling, general & administration	(837)	(832)	(1,639)	(1,617)
Research & development	(220)	(217)	(419)	(419)
Other income	5	5	11	10
Other expense	(4)	(49)	(23)	(104)
Operating income	318	270	686	538
Interest expense	(50)	(48)	(95)	(95)
Other financial income & expense	12	(9)	24	(17)
Income before taxes	280	213	615	426
Taxes	(57)	(44)	(144)	(83)
Net income	223	169	471	343

Earnings per share ($)
Basic	0.45	0.34	0.95	0.70
Diluted	0.45	0.34	0.95	0.69

Weighted average number of shares outstanding (millions)
Basic	494.5	493.2	494.1	492.8
Diluted	497.0	495.7	496.7	495.9

Balance sheet highlights

($ millions)	June 30, 2024	December 31, 2023
Cash and cash equivalents	1,372	1,094
Current financial debts	137	63
Non-current financial debts	4,550	4,676
Free cash flow (non-IFRS measure)
The following is a summary of free cash flow for the six months ended June 30, 2024 and 2023, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Six months ended June 30
($ millions)	2024	2023
Net cash flows from operating activities	871	410
Purchase of property, plant & equipment	(204)	(221)
Free cash flow	667	189

Reconciliation of IFRS results to core results (non-IFRS measure)
Three months ended June 30, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Other items(4)	Core results (non-IFRS measure)
Gross profit	1,374	165	—	—	1,539
Operating income	318	165	9	(1)	491
Income before taxes	280	165	9	(1)	453
Taxes(5)	(57)	(30)	—	1	(86)
Net income	223	135	9	—	367
Basic earnings per share ($)	0.45				0.74
Diluted earnings per share ($)	0.45				0.74
Basic - weighted average shares outstanding (millions)(6)	494.5				494.5
Diluted - weighted average shares outstanding (millions)(6)	497.0				497.0
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Three months ended June 30, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(4)	Core results (non-IFRS measure)
Gross profit	1,363	164	—	5	1,532
Operating income	270	168	26	15	479
Income before taxes	213	168	26	15	422
Taxes(5)	(44)	(30)	(4)	(3)	(81)
Net income	169	138	22	12	341
Basic earnings per share ($)	0.34				0.69
Diluted earnings per share ($)	0.34				0.69
Basic - weighted average shares outstanding (millions)(6)	493.2				493.2
Diluted - weighted average shares outstanding (millions)(6)	495.7				495.7
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Six months ended June 30, 2024

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Other items(4)	Core results (non-IFRS measure)
Gross profit	2,756	329	—	3	3,088
Operating income	686	331	9	2	1,028
Income before taxes	615	331	9	2	957
Taxes(5)	(144)	(59)	—	—	(203)
Net income	471	272	9	2	754
Basic earnings per share ($)	0.95				1.53
Diluted earnings per share ($)	0.95				1.52
Basic - weighted average shares outstanding (millions)(6)	494.1				494.1
Diluted - weighted average shares outstanding (millions)(6)	496.7				496.7
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.
Six months ended June 30, 2023

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(3)	Other items(4)	Core results (non-IFRS measure)
Gross profit	2,668	333	—	9	3,010
Operating income	538	341	52	28	959
Income before taxes	426	341	52	28	847
Taxes(5)	(83)	(61)	(9)	(6)	(159)
Net income	343	280	43	22	688
Basic earnings per share ($)	0.70				1.40
Diluted earnings per share ($)	0.69				1.39
Basic - weighted average shares outstanding (millions)(6)	492.8				492.8
Diluted - weighted average shares outstanding (millions)(6)	495.9				495.9
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results (non-IFRS measure)' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)    Includes impairment charges related to intangible assets.
(3)    Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program. The transformation program was completed in the fourth quarter of 2023.
(4)    For the three months ended June 30, 2024, Operating income includes fair value adjustments of financial assets, partially offset by the amortization of option rights.
For the three months ended June 30, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition and the amortization of option rights.
For the six months ended June 30, 2024, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes the amortization of option rights, offset by fair value adjustments of financial assets.
For the six months ended June 30, 2023, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Operating income also includes integration related expenses for a recent acquisition, fair value adjustments of financial assets and the amortization of option rights.
(5)    For the three months ended June 30, 2024, tax associated with operating income core adjustments of $173 million totaled $29 million with an average tax rate of 16.8%.
For the three months ended June 30, 2023, tax associated with operating income core adjustments of $209 million totaled $37 million with an average tax rate of 17.7%.
For the six months ended June 30, 2024, tax associated with operating income core adjustments of $342 million totaled $59 million with an average tax rate of 17.3%.
For the six months ended June 30, 2023, tax associated with operating income core adjustments of $421 million totaled $76 million with an average tax rate of 18.1%.
(6) Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 3 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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